[redacted]

08000659

082-35716

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SEC Mail
Mail Processing
Section

FEB 04 2008

Washington, DC
109

February 4, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of an Immediate regarding the filing of a "Call Report" in New York, dated February 3, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosure

dw 2/12

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Report of Condition and Income ("Call Report") – New York

Notice is hereby given that Bank Leumi USA, a subsidiary of Bank Leumi le-Israel B.M., has filed a Call Report (a report of condition and income) with the authorized authorities in the USA. As is the practice, the information included in said report will be available to the public shortly through the internet site of the FDIC:
http://www2.fdic.gov/ubpr/UbprReport/SearchEngine/Default.asp
(Certificate Number 19842)

It should be noted that the said Call Report has yet to be approved by the authorized organs of said subsidiary and certain changes may be made thereto. Filing of the above Call Report prior to its approval by the authorized organs is done as required by US reporting rules.

This Immediate Report is being filed in accordance with the format agreed to between the Supervisor of Banks of the Bank of Israel and the Israel Securities Authority.

Date and time at which the corporation first became aware of the event or matter:
31 January 2008 at 15:45.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END